WEALTH MANAGEMENT

January 5, 2009

To: Nestor, Inc. Board of Directors
Brian Haskell, Counsel

Please be advised that effective today, January 5, 2009, I hereby resign as a Class I Director of Nestor, Inc's Board.

Sincerely,

Nina Mitchell